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                                                                    Exhibit 99.2

                                                                    News Release


[logo]RPM RPM, INC.- P.O. Box 777 - Medina, Ohio 44258 - 330-273-5090 - Fax 330-225-8743 - http://www.rpminc.com
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                    RPM, INC. ADOPTS SHAREHOLDER RIGHTS PLAN

         MEDINA,OH - April 28, 1999 - RPM, Inc. (NYSE:RPM) announced today that its Board of Directors has adopted a Shareholder Rights Plan. Under the Plan, the RPM Board declared a dividend distribution of one right for each outstanding RPM Common Share, payable May 11, 1999. Each right entitles the registered holder to purchase from RPM one-tenth of a Common Share at a price of $7.00 or $70.00 per whole share, subject to adjustment.

         "RPM's Board adopted the Shareholder Rights Plan to ensure the protection of shareholders against a partial tender offer or share accumulation that might allow a third party to take control of RPM without paying all shareholders a fair price for their shares," said Thomas C. Sullivan, chairman and chief executive officer of the specialty coatings company. He added that the Plan does not contain the so-called "dead hand" provision which some institutional shareholders have found to be objectionable.

         The rights will initially trade together with RPM's Common Shares and will not be exercisable. In the absence of further RPM Board action, the rights generally will become exercisable and allow the holder to acquire RPM Common Shares at a discounted price if a person or group acquires 15% or more of RPM's outstanding Common Shares. Rights held by persons who exceed the applicable threshold will be void. Under certain circumstances, the rights will entitle the holder to buy shares in an acquiring entity at a discounted price

         The company's Board of Directors may, at its option, redeem all rights for $.001 per right, generally at any time prior to the rights becoming exercisable. The rights will expire May 11, 2009, unless earlier redeemed, exchanged or amended by the Board of Directors, and the Plan specifically provides that the Board will review the status of the Plan at the end of five years to determine if any such action should be taken.

         "The adoption of shareholder rights plans has become common practice in major American companies and a well-accepted approach to ensuring that all shareholders receive a fair price and are treated equally in the event of a takeover," said Sullivan. "With our industry sector and the company trading at historically low multiples, the rights plan helps assure our investors that a corporate raider would negotiate with the Board and pay a fair price for RPM stock."

         Mr. Sullivan said the adoption of the Plan was not taken in response to or in anticipation of any specific or proposed change in control of RPM.

         The issuance of the rights is not a taxable event, will not affect RPM's reported financial condition or results of operations (including earnings per share) and will not change the way in which RPM's Common Shares are currently traded.

         RPM, Inc. is a world leader in specially coatings, serving both the industrial and consumer markets. Its industrial products include roofing systems, sealants, corrosion control coatings, floor coatings and specialty coatings and chemicals. RPM's consumer do-it-yourself products are used for home maintenance and automotive and boat repair. Traded on the New York Stock Exchange under the symbol RPM, the company has announced that it expects its fiscal year ending May 31, 1999 to be RPM's 52nd consecutive year of record sales and record earnings.